EXHIBIT 4.2

January 20, 2012

SOSVentures LLC
111 Main Street
New Canaan CT 06840
Attn: Mr. William Liao

Re:     Agreement regarding Starboard Resources LLC

This letter agreement is to confirm certain agreements and understandings among ASYM Capital III LLC, Giddings Genpar LLC, Hunton Oil Genpar LLC and SOSventures, LLC (“SOS”) as follows:

1.
The parties acknowledge and confirm that no transaction entered into by ASYM Energy Fund III LP (“ASYM”), Giddings Oil & Gas LP (“Giddings”), Hunton Oil Partners LP (“Hunton”) and/or their respective partners (the “Partner(s)”) prior to the date hereof caused the dissolution or deemed dissolution of the partnerships and each such partnership continues as of the date hereof.

2.
The parties acknowledge and confirm the formation of Starboard Resources LLC (“Starboard”), the contribution of assets of ASYM, Giddings and Hunton to Starboard and the receipt by the partnerships of membership interests in Starboard in connection therewith.

3.
The definition of “Majority in Interest of the Partners” in the Agreement of Limited Partnership for each of ASYM, Giddings and Hunton shall be amended by replacing 70% with 87.5%. In all cases where consent or approval of the members of Starboard is required pursuant to that certain Amended and Restated Limited Liability Company Operating Agreement of Starboard dated the date hereof, the General Partner of each Partnership shall submit such matters to the Partners of such Partnership and shall only approve such matters upon approval of such matters by a Majority in Interest of the Partners.

4.
Upon Monetization (hereinafter defined) of Starboard, each of ASYM, Giddings and Hunton shall be dissolved and its affairs wound up. For the purposes of this letter agreement, “Monetization” means the receipt of a liquidating distribution in cash from Starboard or its successors, including a corporate successor formed for the purposes of effecting a public offering, or the receipt of unrestricted and freely transferable securities registered under the Securities Act of 1933, as amended in connection with a going public transaction at Starboard Resources LLC however effected. Notwithstanding the foregoing, ASYM shall not be dissolved and liquidated if it holds any investments independent of Starboard as of the date of Monetization, but any proceeds received by ASYM in connection with the Monetization of Starboard shall be distributed to the partners of ASYM.

5.
The accounting firm of Rothstein Kass, or its successors or assigns, or, if not in existence, a similar firm approved by a Majority in Interest of the Partners shall provide an independent audit of any liquidating distributions and performance fees resulting from Monetization and no distributions to the Partners, or payment of performance fees, shall be made until such audit is delivered to all Partners and a Majority in Interest of the Partners have not objected to the audit within ten (10) business days of its receipt.

6.
The Amendments to the Limited Partnership Agreements of ASYM, Giddings and Hunton, in the forms attached hereto as Exhibits A, B and C respectively, are consented to in all respects and each General Partner is authorized and directed to seek the consent of the other Limited Partners to the Amendments,

[Signature page follows.]

To evidence agreement and consent to this letter agreement, please sign where indicated below and return an executed version to the address above.

Sincerely,

ASYM CAPITAL III LLC

By:	ASYM ERGY INVESTMENTS LLC, its Manager
By:	/s/ Gregory Imbruce
By:	Gregory Imbruce, its President

GIDDINGS GENPAR LLC

By:	GLENROSE HOLDINGS LLC, its Manager
By:	/s/ Gregory Imbruce
By:	Gregory Imbruce, its President

HUNTON OIL GENPAR LLC

By:	GLENROSE HOLDINGS LLC, its Manager
By:	/s/ Gregory Imbruce
By:	Gregory Imbruce, its President

ACKNOWLEDGED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

SOSVENTURES, LLC		SEAN O’SULLIVAN REVOCABLE LIVING TRUST

By:	/s/ William Liao	By:	/s/ Sean O’Sullivan
	Duly Authorized		Sean O’Sullivan, its Trustee